Filed by Policy Management Systems Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                     Commission File No. 1-10557


If you've been wondering why I've been so distracted lately, I'm glad today to finally be able to tell you why. Attached is an announcement with some exciting news for our company that was released to the media just a few minutes ago.

Thank you for staying focused on serving our clients during this challenging time for our company. Now it's up to you and me to build Mynd - with a new business model, new systems, new services, new sourcing, and new levels of client satisfaction.

Sincerely,

Larry Wilson


Contact:  Timothy V. Williams                   Charles T. Conway, Jr.
          Executive Vice President &            Director
          Chief Financial Officer               Corporate Communications
          (803) 333-5638                        (803)333-5348
          e-mail:timvwilliams@pmsc.com          e-mail:charlieconway@pmsc.com

          PMSC ANNOUNCES AGREEMENT WITH WELSH, CARSON, ANDERSON & STOWE
          -------------------------------------------------------------

               STOCKHOLDERS CAN RECEIVE $14 PER SHARE IN CASH FOR
                         75 TO 93 PERCENT OF THE SHARES

             WCAS COMMITS UP TO $604 MILLION IN THE RECAPITALIZATION

      NEW BUSINESS MODEL TO INCREASE FOCUS ON EBUSINESS AND BUSINESS PROCESS
                                   OUTSOURCING
       AS INSURANCE AND FINANCIAL SERVICES CUSTOMERS RAMP-UP INTERNET USE


     COLUMBIA,  S.C.,  MARCH  30, 2000  -- Policy Management Systems Corporation
(NYSE:PMS) announced today that it has signed a definitive agreement with an affiliate of Welsh, Carson, Anderson & Stowe ("WCAS"), a leading New York-based private investment firm, to affect a recapitalization of the company. The company will continue to operate as a public company with its current management and under its new name, Mynd. PMSC's Board of Directors has approved the transaction.
     Under the terms of the agreement, WCAS has committed to provide up to approximately $604 million of capital, of which $75 million will be used for investments in new strategic initiatives and other general corporate purposes. Stockholders will have the right to elect to either retain their shares or receive $14 per share in cash consideration, subject to between 75% and 93% of the existing shares being converted to cash. PMSC's existing stockholders will retain between 7% to 25% of the post-merger common stock.

     Larry Wilson, Chairman and Chief Executive Officer of PMSC, said, "We are confident that this is the right step at this moment in the company's transition to a new business  model  with  a  focus on eBusiness. This investment will substantially strengthen our capital base and enable us to increase our focus on delivering new, flexible solutions to our insurance and financial services customers. We believe we will be positioned to capitalize on the substantial growth opportunities in our markets."
     A spokesman for WCAS said, "PMSC is a company with a proven record of technological innovation, a strong customer base and a commitment to adapt its products and services to the rapidly developing world of eBusiness. Our investment reflects our strong belief that as an equity partner with a long-term perspective, we will give PMSC the financial strength to complete its transition to a new business model and invest in innovative technologies. As the pace of technological change accelerates, we believe that, working together with PMSC's management and employees, we will create substantial growth."
     The transaction is expected to be completed during the second or third quarter of this year and is subject to approval by PMSC's stockholders, the receipt of financing and other customary conditions. The financing necessary for the transaction has been fully committed by WCAS and an affiliate of
Donaldson, Lufkin & Jenrette. A special meeting of PMSC's stockholders will take place as soon as practical following approval of proxy materials by the Securities and Exchange Commission. PMSC's Board was advised by Credit Suisse First Boston. WCAS was advised by Donaldson, Lufkin & Jenrette.
            In the event the agreement is terminated under certain circumstances, PMSC has agreed to pay WCAS a termination fee of $19 million plus expenses of up to $5 million.
            WCAS, founded in 1979, is one of the leading private equity firms in the country, with assets under management of approximately $8 billion. It focuses exclusively on the information services, communications and health care industries and invests out of a $3.2 billion equity fund and a $1.4 billion subordinated debt fund. In addition to this investment, WCAS has sponsored a number of transactions with leading information services companies including The Bisys Group Inc., SunGuard Data Systems, Inc., Fiserv Inc., Amdocs Ltd., Bridge Information Systems, and Comdata Holdings Corporation.
    PMSC, headquartered in Columbia, S.C., is a leading provider of application software, related automation support and information services designed to meet the needs of the global insurance and financial services industries. Information on PMSC and its products and services can be found on the World Wide Web at http://www.pmsc.com
                                               *************
     Statements about the proposed agreement are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those in the forward looking statements are: the failure of the agreement to be consummated and those factors in PMSC's 1999 Annual Report on Form 10K and other reports and filings with the U.S. Securities and Exchange Commission. PMSC disclaims any intention or obligation to update or revise any forward looking statements.
     Investors are urged to read the Current Report on Form 8-K and proxy statement/prospectus relating to the agreement and any other relevant documents filed by PMSC with the Securities and Exchange Commission, when available, because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov or from PMSC investor services at http://www.pmsc.com